# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TENNANT CO, CIK 0000097134
CUSIP: 880345103
Title of class of securities: Common Stock, par value $0.375 per share
Address of issuer's principal executive offices: 104000 CLEAN STREET, 104000 CLEAN STREET, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 09/21/2026
Amends the filing with accession number 0000807249-26-000024
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, 191 MASON STREET, GREENWICH, Connecticut (CT), 06830, 914-921-50000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 241,700; shared voting power 0; sole dispositive power 241,700; shared dispositive power 0; aggregate amount beneficially owned 241,700 (1.4% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 734,710; shared voting power 0; sole dispositive power 752,410; shared dispositive power 0; aggregate amount beneficially owned 752,410 (4.4% of the class)
- GABELLI FOUNDATION, INC.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 9,000; shared voting power 0; sole dispositive power 9,000; shared dispositive power 0; aggregate amount beneficially owned 9,000 (0.1% of the class)
- MJG ASSOCIATES, INC.: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 7,200; shared voting power 0; sole dispositive power 7,200; shared dispositive power 0; aggregate amount beneficially owned 7,200 (0% of the class)
- Teton Advisors, LLC (CIK 0002086025): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 8,500; shared voting power 0; sole dispositive power 8,500; shared dispositive power 0; aggregate amount beneficially owned 8,500 (0.1% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0% of the class); the aggregate amount excludes certain shares
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,800; shared voting power 0; sole dispositive power 1,800; shared dispositive power 0; aggregate amount beneficially owned 1,800 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.375 per share
Name of issuer: TENNANT CO
Address of issuer's principal executive offices: 104000 CLEAN STREET, 104000 CLEAN STREET, EDEN PRAIRIE, Minnesota (MN), 55344

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors Manager LLC, GAMCO Gabelli Asset Management Company, LLC (GGAM), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), G-Legion, LLC (G-Legion), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations, each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Wyoming limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. G-Legion is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, Keeley Small Cap Fund, Keeley Gabelli Small Cap Dividend Fund, Keeley Gabelli Mid Cap Dividend Fund, Keeley Gabelli SMID Cap Value Fund The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd., Ellsworth Growth & Income Fund Ltd., Gabelli Merchant Partners plc, Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF, Gabelli Global Technology Leaders ETF, Gabelli High Income ETF, Gabelli Opportunities in Live Sport ETF, Keeley Dividend ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mites Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund is sub-advised by Gabelli Funds, and their holdings are included in this filing.

G-Legion, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Convertible Securities Fund. This fund is sub advised by Gabelli Funds, and their holdings are included in this filing.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP, co-Chief Executive Officer of GGAM, board member and majority member of GAMCO Investors Manager, LLC and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and G-Legion.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $10,626,024 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $6,807,612 and $3,755,792, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. AC used approximately $62,620 of working capital to purchase the additional Securities reported by it.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons file the long form Schedule 13D pursuant to Section 13d-1 of the Securities Exchange Act of 1934 (the "Act") even though they may be technically eligible to file the short form Schedule G. Because the Reporting Persons may regularly communicate with the Issuer's management, filing the Schedule 13D ensures that these conversations are compliant with the reporting obligations under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Securities to which this Schedule 13D relates is 1,022,610 shares, representing 6.00% of the 17,049,303 shares outstanding as reported by the Issuer in its most recently filed Form 10Q for the quarterly period ended June 30, 2026. The Reporting Persons beneficially own those Securities as follows: GAMCO 752,410 shares 4.41%, Gabelli Funds 241,700 shares 1.42%, AC 2,000 shares 0.01%, Foundation 9,000 shares 0.05%, MJG Associates 7,200 shares 0.04%, Mario Gabelli 1,800 shares 0.01% and Teton 8,500 shares 0.05%.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 17,700 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

GABELLI FUNDS, LLC
GABELLI ASSET FUND
8/12/2026 1,000 69.1950
8/7/2026 3,000 72.7801
8/6/2026 5,000 75.9386
GABELLI EQUITY TRUST
8/14/2026 1,000 69.1000
8/13/2026 1,000 67.9059
8/11/2026 1,000 67.9055
8/7/2026 2,000 74.4281
8/6/2026 5,000 74.3747
KEELEY SMALL CAP FUND
8/18/2026 5,000 67.5797
8/13/2026 5,000 68.1948
8/6/2026 5,000 75.7368
GABELLI VALUE 25 FUND
8/18/2026 1,000 66.7844
8/14/2026 2,000 68.8800

GAMCO ASSET MANAGEMENT INC.
9/21/2026 500 66.2210
9/21/2026 500 66.4400
9/21/2026 1,400 66.5429
9/18/2026 1,100 66.5600
9/17/2026 20 67.3150
9/17/2026 500 67.3641
9/17/2026 1,100 67.3725
9/17/2026 300 68.3000
9/4/2026 300 71.0900
9/1/2026 1,400 69.7013
8/31/2026 75 69.1256
8/28/2026 100 68.9150
8/28/2026 5,900 69.4853
8/28/2026 850 69.6900
8/28/2026 2,000 70.0114
8/28/2026 1,000 70.0973
8/28/2026 1,100 70.1376
8/28/2026 800 70.2134
8/27/2026 1,000 70.4229
8/27/2026 -150 70.4500
8/27/2026 450 70.5500
8/26/2026 700 69.9718
8/26/2026 200 70.1600
8/25/2026 100 68.6500
8/24/2026 1,000 67.8970
8/24/2026 1,900 68.3547
8/21/2026 1,000 68.0387
8/21/2026 1,500 68.1799
8/21/2026 2,050 68.6719
8/21/2026 1,700 68.6900
8/21/2026 100 69.0513
8/20/2026 1,000 67.7808
8/19/2026 1,400 67.5489
8/19/2026 2,000 67.7500
8/19/2026 300 67.8339
8/18/2026 1,000 67.3705
8/18/2026 2,000 67.6685
8/18/2026 50 67.6850
8/18/2026 600 67.7567
8/17/2026 500 66.5800
8/14/2026 1,000 68.7850
8/14/2026 1,500 69.2000
8/14/2026 300 69.3720
8/13/2026 2,000 68.1565
8/12/2026 1,500 68.2993
8/12/2026 2,000 68.6710
8/11/2026 500 67.4858
8/11/2026 300 68.2500
8/11/2026 2,400 69.0725
8/11/2026 500 69.8600
8/10/2026 300 70.5900
8/10/2026 500 70.6429
8/10/2026 200 70.6612
8/10/2026 525 70.8180
8/10/2026 600 71.6900
8/7/2026 1,500 73.3082
8/7/2026 450 75.1567
8/7/2026 500 76.9820
8/7/2026 500 77.9806
8/6/2026 1,900 73.5044
8/6/2026 2,000 74.9710
8/6/2026 200 76.2108
7/30/2026 200 81.3475
7/29/2026 50 84.9317
7/24/2026 -700 87.3000
Other persons with the right to receive dividends or sale proceeds: The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GAMCO INVESTORS, INC. ET AL: DAVID GOLDMAN, CHIEF LEGAL OFFICER (09/22/2026)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (09/22/2026)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (09/22/2026)
- GABELLI FOUNDATION, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (09/22/2026)
- MJG ASSOCIATES, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (09/22/2026)
- Teton Advisors, LLC: DAVID GOLDMAN, COUNSEL (09/22/2026)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (09/22/2026)
- Associated Capital Group, Inc.: DAVID GOLDMAN, GENERAL COUNSEL (09/22/2026)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (09/22/2026)